ACQUISITION AGREEMENT

THIS ACQUSITION AGREEMENT (the “Agreement”) is made and entered into as of the 4th day of May, 2015 (the “Effective Date”) by and among INTERNATIONAL WESTERN OIL CORPORATION (“IWO”), a corporation organized and existing under the laws of the State of Texas, with its principal place of business at 5525 North MacArthur Blvd, Suite 280, Irving, TX 75038 and INTERNATIONAL WESTERN PETROLEUM (“IWP’), a corporation organized and existing under the laws of the State of Nevada with its principal place of business at 5525 North MacArthur Blvd, Suite 280, Irving, TX 75038. IWO and IWP are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties’’

RECITALS

A.	IWO was formed in the State of Texas in order to conduct oil and gas exploration, drilling and production activities.

B.	IWP was formed in the State of Nevada in order to acquire oil and gas properties, conduct oil and gas exploration, drilling and production activities.

C.	IWO is the venture manager of the Bend Arch Lion 1A Joint Venture and the Bend Arch Lion IB Joint Venture

D.	The Bend Arch Lion 1A Joint Venture is a 4-well drilling program. The production record name of this Joint Venture is Pittard Bend Arch White Lease encompassing 160 acres with the State ID# 21488. This property currently has four (4) oil and gas wells in production since April 3, 2014. The open-hole log analysis on this acreage alone showed an approximate reserve of 5.3 million barrels of oil in place.

E.	The Bend Arch Lion 1B Joint Venture is a 6-well drilling program. The production record name of this Joint Venture is Pittard Bend Arch Red Lease encompassing 160 acres with the State ID# 13121. This property currently has one (1) new oil and gas well which has recently come into full production in since April 16, 2015 producing an initial production rate of 119 BOPD and two (2) new wells to be completed to add into its existing production by the end of May 2015. IWP plans to continue to work with its designated oil and gas operator IWO to drill additional three (3) wells to complete this 6- well drilling program starting in June 2015. To date, this Joint Venture has produced three (3) oil and gas wells out of three (3) drillings, showing 100% success rate.

F.	As of the date hereof, IWP acquires the followings from IWO:

(a) 100% of the total Working Interest from International Western Oil Corporation (IWO). IWO had controlled 39.5% Working Interest of the Bend Arch Lion 1A Joint Venture before this acquisition.

(b) 100% of the total Working Interest from International Western Oil Corporation (IWO). IWO had controlled 50% Working Interest of the Bend Arch Lion 1B Joint Venture before this acquisition.

G.	As of the date of this Agreement, IWP is the new owner of record and beneficially as follows:

Joint Venture name	Working Interest

Bend Arch Lion 1A	39.5%
Bend Arch Lion 1B	50.0%

H.	In consideration of the acquisition of the aforementioned Joint Ventures, IWP is obligated of paying IWO for its Texas-based operating license and field services a monthly retainer of Twenty Two Thousand Two Hundred and Sixty Three dollars ($22,263.00) stating in May 2015 and this retainer budget could be adjusted in the future based on the future performance of the aforementioned leases from the date hereof. In addition, as the considerations of the Working Interests being acquired, IWP shall issue IWO no later than December 31, 2015:

a.	Two Hundred Thousand (200,000) shares of the common stocks of IWP for the acquisition of the working interest of the Bend Arch Lion 1A Joint Venture; and

b.	Three Hundred Thousand (300,000) shares of the common stocks of IWP for the acquisition of the working interest of the Bend Arch Lion 1B Joint Venture.

I.	Each of the Parties hereto now wishes to enter into this Agreement to set forth the relative rights and obligations of each of them, and to further define their roles and agreements with respect to the ownership and operation of the Company, as set forth below in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual covenants, terms and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties, intending to be legally bound, hereby agrees as follows:

ARTICLE I

AGREEMENTS REGARDING THE WORKING INTEREST ACQUISITION

1. Restrictions on Transfer. Except as provided in Section 2, IWP shall not sell, transfer, assign, pledge, hypothecate, or in any other way alienate any of its Working Interests of the aforementioned joint ventures, or any right or interest therein, whether voluntarily or involuntarily or by operation of law, without the prior written consent of IWP’s Board of Directors, unless such its Board of Directors shall first have given written notice (the “Transfer Notice”) by hand delivery or certified mail to IWP of its intention to do so. The Transfer Notice must name the proposed transferee, specify the percentage of Working Interests to be transferred the price agreed upon, and the terms of payment, together with a copy of any written instrument or agreement evidencing such terms. The notice must be given to an officer of IWP. Such officer shall cause the delivery of a copy of the Transfer Notice by hand delivery or certified mail to all members of the Board of Directors.

ARTICLE II

TERMINATION OF AGREEMENT

2.1 Events of Termination. This Agreement shall terminated upon the occurrence of any of the following:

(a)	at any time upon the written agreement of IWO and IWP;

(b)	upon the dissolution, bankruptcy, or insolvency of IWO or IWP; or

(c)	at such time as all of the Working Interests are owned beneficially by one person

2.2 Rights and Obligations Following Termination. Upon the termination of this Agreement, all rights and obligations of all of the parties hereunder from and after the date of termination shall terminate and cease, and this Agreement shall be of no further force and effect whatsoever.

ARTICLE III

MISCELLANEOUS PROVISIONS

3.1 Notices. Any notices required or permitted under this Agreement shall be in writing and shall be deemed delivered to the party to whom directed on the date of service if hand delivered or if sent by facsimile transmission or electronic scan, or (3) days after mailing if sent first class (or first class international mail in the case of notices sent outside the country of origin), postage prepaid and addressed as follows:

(a)	If to the IWO:	International Western Oil Corporation
5525 North MacArthur, Suite 280 Irving, TX 75038; and

(b)	If to IWP:	International Western Petroleum, Inc.
5525 North MacArthur, Suite 280 Irving, TX 75038

or to such other address as may be designated by any of such parties, by written notice given in the manner set forth in this Section 3.2.

3.2 Successors and Assigns. This Agreement shall be binding and inure to the benefit of the parties hereto and their permitted successors, and assigns.

3.3 Agreement to Perform Necessary Acts. By signing below, each party hereby agrees to perform any further acts and execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

3.4 Entire Agreement; Amendment. This Agreement evidences the entire agreement of the parties hereto concerning the matters covered herein and supersedes all prior agreements or understandings. It may be amended at any time only by the written consent of all of the parties hereto.

3.5 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada applicable to the performance and enforcement of contracts made wholly within such State, without giving effect to the law of conflicts of laws applied thereby. In the event that either party shall be forced to bring any legal action in arbitration or litigation to protect or defend its rights hereunder, then the prevailing party in such proceeding shall be entitled to reimbursement from the non-prevailing party of all fees, costs and other expenses (including, without limitation, the reasonable costs and expenses of its attorneys) in bringing or defending against such action. Any action for specific performance, injunctive or other equitable relief may be brought directly in the appropriate Court.

3.6 Headings. The headings and captions of this Agreement are for convenience only and shall not limit or define the contents of this Agreement.

3.7 Section References. Unless otherwise expressly provided, all references herein to section numbers refer to section numbers of this Agreement.

3.8 Specific Performance. The parties acknowledge that monetary damages alone would be an insufficient remedy in the event of a breach of this Agreement, and therefore agree that the purchase and sale of Working Interests in accordance with the terms of this Agreement shall be specifically enforceable. The parties further agree that any sale or disposition of the Working Interests which does not strictly comply with the terms of this Agreement may be specifically restrained, and that the equitable relief provided for in this Section shall not in any way limit or deny any other remedy at law or in equity that a party might otherwise have.

3.9 Counterparts. This Agreement may be executed in any number of counterparts, including electronically transmitted counterparts, each of which shall be deemed to be an original and all of which together shall be deemed one and the same instrument.

3.10 Severability. The invalidity of any provision of this Agreement shall in no way affect the validity of any other provisions hereof.

IN WITNESS WHEREOF, the undersigned have executed this Acquisition Agreement as of the date first above written.

INTERNATIONAL WESTERN OIL CORPORATION:

	INTERNATIONAL WESTERN OIL CORPORATION:		ATTEST:

By:		By:
	Ross Ramsey, President		Benjamin Tran, Chairman

INTERNATIONAL WESTERN PETROLEUM, INC.:

	INTERNATIONAL WESTERN PETROLEUM, INC:		ATTEST:

By:		By:
	Benjamin Tran, Chairman		Ross Ramsey, President